

February 13, 2013

<u>Via E-mail</u>
Mr. James M. Cassidy
President and Director
Backgate Acquisition Corporation
215 Apolena Avenue
Newport Beach, CA 92662

      Re: Backgate Acquisition Corporation
              Amendment No.1 to Registration Statement on Form 10
              Filed January 30, 2013
              File No. 0-54824

Dear Mr. Cassidy:

      We have reviewed the filing and have the comments below.

General

1. We note the Form 8-K filed on February 5, 2013 disclosing that the shareholders of the company have unanimously approved the company's name change to JMJP Partners, Inc. Please update your disclosures accordingly, and discuss whether the company has engaged in negotiations to complete a business combination transaction. We may have further comments following the review of your response.

Business, page 1

2. Refer to comment three in our letter dated November 6, 2012. As requested previously, please revise your disclosure in the first paragraph to disclose that you are a blank check company and also an "emerging growth company" as that term is defined in the Jumpstart Our Business Startups Act. We note that the revised disclosure is on the registration statement's facing page which precedes the business section.

Recent Blank Check Companies, page 20

3. Refer to comment 17 in our letter dated November 6, 2012. As indicated previously, the discussion should identify the specific change in control transaction that has occurred, including the identity of the target company and the value of the consideration given and

received. For example, the Form 8-K filed by Cabinet Acquisition Corporation on October 8, 2009 indicates that a change of control occurred on that date with the redemption of 500,000 shares of common stock and the issuance of 3,000,000 shares of common stock. Besides including this information in your Form 10, the discussion should state the aggregate cost of the redemption of 500,000 shares of common stock and the aggregate amount of consideration received for the issuance of 3,000,000 shares of common. If cash was not received for the issuance of securities, disclose the value of securities issued. As appropriate, please revise throughout this section.

Conflicts of Interest, page 26

4. Please revise your disclosure to include a summary of the information that you provided to us in response to comment 18 in our letter dated November 6, 2012.

Financial Statements

General

5. Since you did not withdraw your Form 10 before its going effective automatically, you are now subject to the reporting requirements of the Exchange Act. The Exchange Act requires that you file Forms 10-K and 10-Q even if we still have open comments on your Form 10. Please immediately file your Form 10-Q for the most recent interim period subsequent to July 31, 2012. Please refer to Rule 13a-13 of the Exchange Act and General Instruction A to Form 10-Q.

You may contact Ernest M. Greene, Staff Accountant, at (202) 551-3733 or Rufus G. Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Era Anagnosti, Staff Attorney, at (202) 551-3369 if you have any other questions.

Very truly yours,

/s/ Era Anagnosti

for Pamela A. Long
Assistant Director